UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2010
Correcting Order Issued April 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Capital One Multi-asset Execution Trust

File No. 333-75276   CF#24778

_____

Capital One Multi-asset Execution Trust submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 15, 2005.

Based on representations by Capital One Multi-asset Execution Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through September 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel